FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice.

Madrid, July 30th 2008

Regarding the negotiations between Gas Natural SDG, S.A. (Gas Natural) and ACS, Actividades de Construcción y Servicios, S.A., to purchase the direct and indirect stake of ACS in Unión Fenosa S.A. (Unión Fenosa), which represents 45.306% of its voting rights, the Board of Directors of Repsol YPF has agreed to express its support for this transaction and, consequently, make contributions to the shareholder’s equity of Gas Natural in the necessary amount and manner, for a maximum amount of 1,600 million euros, so that Gas Natural maintains a “consolidated” rating, immediately after the settlement of the subsequent takeover bid for Unión Fenosa’s shares, of at least BBB (stable) and Baa2 (stable) by S&P and Moody’s respectively.

The necessary contributions will be made before the end of the third month following the settlement of the takeover bid that Gas Natural will need to formulate for Unión Fenosa’s shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 30th, 2008	By:	/s/ Iñigo Alonso de Noriega
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Affairs Director